CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 1 of 22

CanAlaska Uranium Ltd.
CVV - TSX   CVVUF - OTCBB   DH7N – Frankfurt

Management Discussion and Analysis
For the Third Quarter and Nine Months Ended
January 31, 2012

Dated March ●, 2012

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Form 20-F on EDGAR or the Company’s audited consolidated financial statements for the year ended April 30, 2011. The following information is prepared in accordance with International Financial Reporting Standards (IFRS)   and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the nine months ended January 31, 2012.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND OUTLOOK	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	11
4.	EXPENDITURES REVIEW	14
5.	CASHFLOW REVIEW	14
6.	OTHER MATTERS	15
7.	QUARTERLY FINANCIAL INFORMATION	22

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 2 of 22

1.           OVERVIEW OF THE COMPANY

✓	Exploration expenditures of $2.3 million ($3.1 million net of $0.8 million from reimbursements from partners) for nine months ended January 31, 2012 in the Athabasca Basin
✓	Over 21 projects covering 938,000 hectares focused on Uranium (section 1.1)
✓	Cash resources of $5.9 million (as at January 31, 2012)
✓	20,253,136 common shares issued and outstanding (March 5, 2012)

Due to increasingly difficult market conditions facing junior uranium exploration, the Company’s management is also evaluating its priorities and taking steps to streamline non-discretionary expenditures.

1.1           Profile and Strategy
The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of March 12, 2011, the Company had 20,253,136 shares outstanding with a total market capitalization of $9.7 million. The Company’s shares trade on the Toronto Stock Exchange (“CVV”) are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”).

Table 1: Canadian Land Position Summary
Property / Project Name	2012 Notes	Hectares
Alberta		76,000
Arnold		14,000
BC Copper		25,000
Black Lake	Option with Black Lake Denesuline	12,000
Carswell		29,000
Collins Bay Extension	Option with Bayswater Uranium	39,000
Cree East	Ventured with Korean Consortium	56,000
Cree West		13,000
Fond Du Lac	Option with Fond Du Lac Denesuline	17,000
Grease River		38,000
Helmer		52,000
Hodgson		25,000
Kasmere	Awaiting licence	267,000
Key		3,000
Lake Athabasca		44,000
McTavish		1,000
Moon		4,000
NW Manitoba		144,000
Poplar		37,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi	36,000
TOTAL	21 Projects	938,000

In the Athabasca region of Saskatchewan, the Company controls an exploration portfolio of 20 large projects totalling over 3,525 square miles (913,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The Company has built a strong in-house exploration team and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) (on the West McArthur property), with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd. (on the Cree East property).

In addition, CanAlaska has entered into option agreements on the Black Lake, Fond Du Lac, and Collins Bay Extension projects with other third-parties through which the Company has committed to undertake and fund the exploration work. CanAlaska plans to actively market other projects to potential partners.

CanAlaska’s commitment to the Athabasca has also resulted in its building strong ties with the local First Nations communities. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office), and La Ronge, SK (Equipment Warehouse).

The Company believes that the increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices.  Since 2004, CanAlaska has expended over $79 million on exploration and research towards the advancement of uranium discovery on our 20 project areas.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 3 of 22

1.2           Outlook
•	Continued focus on exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan
•
Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to deliver on this mission; however, due to increasingly difficult market conditions facing junior uranium exploration companies management is also evaluating its priorities and taking steps to streamline non-discretionary expenditures.

•	Completed and continuing drill programs have further defined our target zones and identified new targets for future drill programs
•	Our Korean partners have contributed $19.0 million of their 19.0 million funding commitment towards the Cree East project
•	At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska
•
In February 2010, after the start of the winter season, MCRC earned a 50% interest in the West McArthur project by completing the $11.0 million investment specified under the project's option agreement. Over the next five years, the joint venture is planning to expend between $3.5 - $4.2 million annually to progressively test the 7 target areas which exist on the property

•	At the Collins Bay Extension project, results from the Company’s previous program provide strong exploration targets for the large breccia targets on the property
•	CanAlaska is also actively marketing other projects to potential partners
•
CanAlaska is expecting over $7 million of exploration comprising drilling programs on its projects in the Athabasca Basin this winter.  The principal expenditures will be on the West McArthur and Cree East projects

2.           MILESTONES, PROJECT UPDATES AND OPERATIONAL REVIEW

2.1	Overview– May 1, 2011 to March 12, 2012

•	Commenced 2012 drill programs totalling 14,000 metres of drilling exploration at West McArthur and Cree East uranium projects (January 2012)
•	Reported approval of $3.1 million winter 2012 exploration program at Cree East (November 2011)
•	Reported results on its West McArthur geophysical TDEM and DC Resistivity surveys (November 2011)
•	Reported results on its Cree East winter drilling program (August 2011)
•	Completed two airborne ZTEM geophysical surveys on Hodgson and Carswell project (July 2011)
•	Reported results of its 2011 Phase One reverse circulation and diamond core drilling program on Fond Du Lac project (June 2011)
•	Completed two airborne ZTEM geophysical surveys on the Hodgson and Carswell projects.
•	Completed ground geophysical resistivity surveys on the West McArthur project (June 2011) and Cree East (Dec 2011).
•	Listed on Toronto Stock Exchange (TSX) (June 2011)
•	Closed private placement of $0.5 million (May 2011)

In January 2012, the Company announced the commencement of two major programs totalling over 14,000 metres of drilling exploration this winter at its West McArthur and Cree East uranium projects.  The West McArthur program of 6,800 metres in seven diamond drill holes has been laid out within the Grid 5 target area, located near Epp Lake.  The Cree East program of 7,600 metres of diamond drilling in 18 drill holes are within Zones A, B, C, D, G, I and J.

In November 2011, the Company reported the approval by the joint venture partners of Cree East uranium project of a $3,121,799 winter 2012 exploration program, comprising ground geophysics and 7,650 metres of diamond drilling.  Drilling will commence in January 2012 and will focus on a 5 kilometre long basement conductor, in the centre of Grid 7.  Geophysical ground resistivity surveys will commence in December 2011 and will target the eastern and north-eastern portion of Grid 7, where previous exploration had identified strong conductive targets at depth.

In November 2011, the Company reported the results of an extensive program of surface geophysical moving loop TDEM and DC resistivity surveys carried out on the West McArthur project through 2011 winter and summer. The $2.4 million program has delineated several new drill targets at Grids 1, 5 and 7. The Grid 5 drill targets have been approved by the joint venture and are scheduled for drill testing in the first quarter of 2012.

www.canalaska.com

CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 4 of 22

In August 2011, the Company reported the results from the winter drilling program on the Cree East project. All three winter drill holes that reached into the basement rocks (CRE072, CRE073, and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I.

A ground geophysical crew at the West McArthur project completed ground resistivity surveying over Grid #1 and Grid #7 in August 2011.  Further ground geophysical surveys were carried out at Cree east in December 2011 in preparation for winter drilling.

In July 2011, the Company announced the completion of two airborne ZTEM geophysical surveys on its wholly-owned Hodgson and Carswell projects. The newly-developed ZTEM surveys provide a new dimension for surveying electromagnetic targets, providing superior details of conductive zones at depth. The first ZTEM survey at the Hodgson project identified five areas with basement conductors. The second ZTEM survey, with covered claims on the western portion of the Carswell project confirms basement conductors in areas where previous VTEM surveys were hampered because of conductive overburden.

In June 2011, the Company reported on results from its 2011 Phase One reverse circulation and initial diamond core drilling program on the Fond Du Lac project. The exploration identified additional uranium targets proximal to the existing Fond Du Lac uranium deposit, and provided further targets for the planned 2011 Phase Two diamond drill program. Thirty-four vertical (2,895 metres) reverse circulation drill holes were completed in five soil anomaly target areas. Nine diamond drill holes were drilled at the west Fond Du Lac zone and five diamond drill holes were drilled at the main Fond Du Lac zone. The best uranium mineralization was encountered in diamond drill hole WFDL001, with 2-metres at 0.5% U3O8.

In June 2011, the Company’s common shares were listed and commenced trading on the Toronto Stock Exchange (“TSX”).

In May 2011, the Company closed a non-brokered flow-through private placement of 418,141 common shares for gross proceeds of $0.47 million.

2.2           Project Updates

Overview
The Company currently has over 20 projects within the Athabasca basin area and has carried out exploration programs on 5 of these in the past year. In the first nine months of fiscal 2012, the Company spent $2.3 million ($3.1 million net of $0.8 million from reimbursements from partners) on exploration costs in the Athabasca Basin. The two largest exploration projects were at West McArthur and at Cree Lake.

Exploration spending in the third quarter of 2012 is comparable with the third quarter of 2011, as historically the Company has spent this time preparing for winter exploration programs. In the third quarter, the Company focused on West McArthur and Cree East programs.

As part of the transition to IFRS, the Company elected to change its accounting policy to retrospectively expense all pre-feasibility exploration and evaluation costs. The effects of this transitional change are as follows:

(i)  At January 31, 2011:
a)     decrease deferred exploration assets of $49,177,000
b)     increase opening deficit by $44,542,000
c)    increase net loss by $794,000 for the three months ended January 31, 2011 and $4,809,000 for the nine months ended January 31, 2011

(ii)  At April 30, 2011:
a)     decrease deferred exploration assets of $52,345,000
b)     increase opening deficit by $44,542,000
c)     increase net loss by $7,803,000

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 5 of 22

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

Table 2: ($000's) Total Exploration	Quarterly
	Q410	Q111	Q211	Q311	Q411	Q112	Q212	Q312
Camp Cost & Operations	1,124	260	262	214	556	8	15	303
Drilling	1,983	508	893	59	1,382	(2)	-	256
General & Admin	135	52	39	54	100	130	13	41
Geochemistry	61	77	71	10	52	38	10	5
Geology	445	245	378	124	294	125	64	82
Geophysics	936	302	463	99	1,639	1,116	218	260
Other	(299)	462	408	264	517	143	52	249
Gross Expenditures	4,385	1,906	2,525	824	4,540	1,558	372	1,196
Reimbursement	(1,353)	(184)	(189)	(165)	(1,429)	(453)	(144)	(193)
Net Expenditures	3,032	1,722	2,336	659	3,111	1,105	228	1,003

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1           Cree East Project, Saskatchewan – Korean Consortium
Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of January 31, 2012, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska for intellectual property associated with the project.

Table 3: ($000's)	Quarterly
Cree East Project	Q410	Q111	Q211	Q311	Q411	Q112	Q212	Q312	LTD
Camp Cost & Operations	379	227	222	203	161	-	-	163	3,061
Drilling	842	522	891	26	367	(6)	-	186	5,550
General & Admin	14	15	8	10	32	62	(19)	6	425
Geochemistry	27	23	45	9	9	3	1	2	498
Geology	184	151	178	38	76	30	14	44	1,298
Geophysics	262	51	83	60	356	4	10	171	3,219
Management Fees	178	111	152	38	110	8	(31)	60	1,350
Other	99	131	104	76	96	10	2	27	1,356
Net Expenditures	1,985	1,231	1,683	460	1,207	111	(23)	659	16,757

In June 2011 the Company announced the results for the three holes drilled at the Cree East project during winter 2011 exploration. The eighteen-hole winter drill program, which was to be comprised of approximately 7,650 metres of drilling split between three target zones on the property, was suspended following a fatal accident with a crew member of our drill contractor. Operations at the project have now been approved to continue, the Company continued the drill programs and additional geophysics in December 2011 and January 2012.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 6 of 22

In August 2011, the Company processed the data from the three new holes completed into the basement during the winter drilling program on the Cree East project. All three winter drill holes that reached into the basement rocks (CRE072, CRE073 and CRE074) showed distinctly anomalous alteration and mineralization features, further extending the zones of strong alteration which characterize Zone A and Zone I. Of particular interest was drill hole CRE073, which was finally lost in a highly-altered zone of strongly hematised massive clay in basement rock at Zone A. The analyses of the samples from drill hole CRE073 show elevated silver (highest 6.4 oz/t), associated with elevated copper, cobalt, nickel, zinc and minor uranium mineralization in the basement clay zones.

In November 2011, the Company reported the approval by the joint venture partners of Cree East uranium project of a $3,121,799 winter 2012 exploration program, comprising ground geophysics and 7,650 metres of diamond drilling.  Drilling commenced in January 2012 and will focus on a 5 kilometre long basement conductor, in the centre of Grid 7.  Geophysical ground resistivity surveys commenced in December 2011 and will target the eastern and north-eastern portion of Grid 7, where previous exploration had identified strong conductive targets at depth.

In December 2011, geophysical survey work commenced on the Cree East project and was completed in early January 2012.  In January 2012, the winter drill program commenced which entails 7,600 metres in 18 drill holes within Zones A, B, C, D, G, I and J with two drills.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

IFRS impact on accounting for Cree East Project

Under Canadian GAAP, the Company accounted for its interest in CKULP (“Partnership”) as a variable interest entity (“VIE”) with the Company as the primary beneficiary. The Partnership was determined to be a VIE because the total equity investment at risk is not sufficient to permit the Partnership to finance its mine exploration and development activities without additional financial support from its partners. Consequently, the Company concluded that the primary beneficiary of the Partnership was the Company. Accordingly, the Company consolidated 100% of the Partnership, and previously reported a non‐controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of the Partnership under the contractual provisions of the joint venture agreement (the “JV Agreement”).  The Company does not control the Partnership based on voting interest and does not own more than half of the voting power. Furthermore, both the Consortium and the Company have equal rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors. Decision making is governed by the Partnership’s Board of Directors, with equal representation from the Consortium and the Company. Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in the Partnership. The Company has elected to apply the proportionate consolidation method to account for its interest in the Partnership.

Under the JV Agreement the contributions by the Consortium to obtain its 50% ownership have occurred over time commencing with the formation of the Partnership in 2007. The change from full consolidation to proportionate consolidation has resulted in periodic dilution gains attributable to increased cash contributions by the Consortium. These gains have been reflected in equity during the year ended April 30, 2011 as they result from transactions at the shareholder level and do not result in a change of joint control. The effects of the deconsolidation and the dilution gains are as follows:

(i)  At January 31, 2011:
a)     cash decreased by $2,378,000
b)     non-controlling interest decreased by $19,000,000
c)    dilution gain resulting from above credited to deficit in the amount of $2,692,000 for the three months ended January 31, 2011 and $4,859,000 for the nine months ended January 31, 2011

(ii)  At April 30, 2011:
a)     cash decreased by $1,774,000
b)     non-controlling interest decreased by $19,000,000
c)     dilution gain resulting from above credited to deficit in the amount of $5,462,000

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 7 of 22

2.2.2           West McArthur Project, Saskatchewan – Mitsubishi
The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

Table 4: ($000's)	Quarterly
West McArthur Project	Q410	Q111	Q211	Q311	Q411	Q112	Q212	Q312	LTD
Camp Cost & Operations	432	6	6	4	-	-	-	143	2,754
Drilling	749	-	-	34	-	-	-	72	5,580
General & Admin	34	33	27	30	26	40	32	27	1,997
Geochemistry	26	12	8	-	-	8	4	1	296
Geology	136	66	36	14	15	19	49	10	759
Geophysics	406	165	147	16	977	652	161	63	5,274
Other	197	45	24	20	59	50	29	53	1,540
Gross Expenditures	1,980	327	248	118	1,077	769	275	369	18,200
Reimbursement	(2,005)	(169)	(129)	(59)	(563)	(403)	(144)	(193)	(13,954)
Net Expenditures	(25)	158	119	59	514	366	131	176	4,246

During fiscal 2011, the Company carried out a deep penetrating ZTEM survey across the project. This initial survey was followed up by intensive geophysical surveying on four grid areas across the property for a total budget of $2.6 million. This geophysical survey, work, which includes ground EM surveys and ground resistivity surveys, commenced in winter 2011 and continued into summer 2011.

On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

In June 2011, the Company commenced a ground resistivity survey over Grid 1 and Grid 7. These surveys followed a successful airborne ZTEM survey undertaken on the project last year.

In November 2011, the Company reported surface geophysical moving loop TDEM and DC resistivity surveys carried out on the West McArthur project through 2011 winter and summer. The $2.4 million program has delineated several new drill targets at Grids 1, 5 and 7. The Grid 5 drill targets have been approved by the joint venture and are being drill tested in the 2012 winter drill program.

The Grid 5 geophysical surveys followed up on geological modeling of airborne survey results, and current exploration information on potential uranium bearing basement stratigraphy. The EM surveys on Grid 5 have defined an east to north-east trending conductor package, located 12 kilometres south of the Grid 1 conductor trend and 6 kilometres north of the Grid 4 conductor trend. The Grid 5 conductor, as a result of follow-up DC resistivity surveys, exhibits six discrete zones of low sandstone resistivity overlying the graphitic conductor where low resistivity breaches the surface.

The Grid 1 geophysical surveys confirmed the character of the main conductor and possible locations of apparent sandstone breaches. The 2011 results have delineated several new drill targets in proximity of current drill holes at Grid 1 West. In the northern sector of the project at Grid 7, a new basement conductor has been traced, and structural offsets with possible sandstone alteration have been located. These areas are scheduled for additional geophysical surveys as part of the Phase 1 reconnaissance evaluation by the joint venture.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 8 of 22

2.2.3            Fond Du Lac Project, Saskatchewan
In an agreement dated October 18, 2006 and subsequently amended November 7, 2008 and September 10, 2010, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 17,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska may earn a 50% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($130,000 paid), 40,000 shares (40,000 issued) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of January 31, 2012, the Company had met the work commitment and had incurred cumulative $4.5 million in exploration expenditures on the property.

In Q111, the Company was focused on interpretation of the drilling data. In Q211, the Fond Du Lac option agreement was amended whereby the Company’s participating interest in the project was increased from 49% to 50%. In consideration for the amendment, the Company issued 10,000 common shares and accelerated its staged cash payments and share issuances due on June 30, 2011. As a result, in September 2010, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Fond Du Lac project.

In October 2010, an NI 43-101 technical summary report was published for the Fond Du Lac project.  This report, available on SEDAR and EDGAR databases for public viewing, provides detailed information on the current state of the project.

In Q311, the Company began a program of reverse circulation drilling on the Fond Du Lac project, concentrating on geochemical targets outside of the current mineral deposit. This program continued until late March 2011.  At the same time a localized airborne EM survey was carried out over the Fond Du Lac west area. A short program of diamond drilling was carried out on the Fond Du Lac west zone to test a 2 kilometres long conductor zone, which had previously been drilled in the 1950’s. Limited uranium mineralization was discovered and the drill returned for a short drill program to test the north-south structure indicated by the first mineralized reverse circulation drill holes. The anticipated winter drill program at Fond Du Lac was delayed following the relocation of the diamond drill to the nearby Grease River project. Results from this Fond Du Lac reverse circulation drilling were released after compilation in Q212.

In June 2011, the Company released results from its 2011 Phase One reverse circulation ("RC") and initial diamond core drilling program.

2.2.4           Grease River Project, Saskatchewan
The Grease River project covers approximately 38,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may have earned a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4.5 million by December 2013.

In November 2010, the Company received 804,808 common shares of Westcan to fulfill the share commitment related to the option agreement and in January 2011, Westcan approved a $0.8 million winter drill program for the Grease River project. Between January 2011 to April 2011, the Company received $0.8 million in funds from Westcan.

In February 2011, an NI 43-101 technical summary report was published for the Grease River project.  This report is available on SEDAR and EDGAR databases for public viewing.

An airborne survey was carried out across the eastern portion of the project in the vicinity of the Bradley showing in February 2011. Drilling was carried out on the project in March 2011.  A total of 6 drill holes (796 metres) tested the surface uranium mineralization in the intrusive dyke system in the Shearika ridge area, and two drill holes (126 metres) tested the eastern “Bradley Showing”, where there is uranium mineralization in sediments.  Assay results were released in July 2011.

In August 2011, the option agreement with WestCan for the Grease River project was terminated.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 9 of 22

2.2.5           Cree West Project, Saskatchewan
The Cree West project comprises a 100% interest in 6 mineral claims (approximately 13,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. In April 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan may have earned a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures.

On July 2010, the Company extended the option agreement for a period of one year beginning on August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company on November 2010.

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets. Only minimal activity occurred through fiscal 2011 and the first two quarters of 2012.

In August 2011, WestCan’s earn-in option for the Cree West project expired.

2.2.6           Key Lake Project, Saskatchewan
The Key Lake project comprises of 5 mineral claims in three separate blocks totalling approximately 3,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. In March 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may have earned a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million.

In July 2010, the Company extended the option agreement for a period of one year beginning in August 2010 in consideration of 125,000 common shares of Westcan. The common shares of Westcan were received by the Company in November 2010.

In winter 2007, three holes costing $0.2 million were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization. Only minimal activity occurred through fiscal 2011 and the first three quarters of Q312.

In August 2011, WestCan’s earn-in option for the Key Lake project expired.

2.2.7           Carswell Project, Saskatchewan
Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 125,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

In November 2010, an NI 43-101 technical summary report was published for the Carswell project.  This report is available on SEDAR and EDGAR databases for public viewing.

In June 2011, the Company commenced an airborne ZTEM geophysical survey. Previous surveys in this area have been hampered by layers of conductive units in the upper portions of the Athabasca sandstone. The new ZTEM survey technique should make it possible to provide images of the conductive horizons in the basement below these conductive units, due to the longer wavelength signals being used to collect data.

2.2.8           Other Projects
The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties.  For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Property” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 10 of 22

Table 5: Other projects update	Status	Recent work undertaken
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	ZTEM surveys completed
BC Copper	Option with private third party	Three claim groups staked
Black Lake	Option with Black Lake Denesuline	Mapping and sampling program
Carswell	Seeking Venture Partner	ZTEM survey completed
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Cree West	Seeking Venture Partner	Termination of previous option
Fond Du Lac	Option with Fond Du Lac Denesuline	Evaluating drill targets
Grease River	Seeking Venture Partner	Termination of previous option
Helmer	Seeking Venture Partner	Reports of work
Hodgson	Seeking Venture Partner	ZTEM survey completed
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	Termination of previous option
Lake Athabasca	Seeking Venture Partner	43-101 report completed
McTavish	Seeking Venture Partner	Evaluating drill targets
Moon	Seeking Venture Partner	Evaluating drill targets
NW Manitoba	Seeking Venture Partner	Community MOU geophysics planned
Poplar	Seeking Venture Partner	Evaluating drill targets
Waterbury	Seeking Venture Partner	Evaluating drill targets
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Rise and Shine, NZ	10 year Lease expired October 2010	Lease expired ground forfeited
Reefton Property,NZ	Seeking Venture Partner	Sampling and mapping completed

The company researched copper projects and staked three claim groupings in south central British Columbia in the quarter.  An option agreement was entered into with a non-related third party to fund the first $30,000 of acquisition costs, and a further $720,000 of exploration expenditure to earn a 50% interest in the projects.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., carried out mapping and sampling work on the Reefton lease, EP 40677, located in the Reefton District, west coast South Island New Zealand, which is held 100% by the Company.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 11 of 22

2.2.9           Project Expenditure Summary

Details of life to date (“LTD”) exploration and evaluation expenditures:

Table 6: ($000’s)	Life to Date - April 30, 2011				Life to Date - January 31, 2012
Project	Acquisition Costs	Exploration Expenditures	Reimbursement	Net LTD	Acquisition Costs	Exploration Expenditures	Reimbursement	Net LTD
Cree East	-	16,010	-	16,010	-	16,757	-	16,757
West McArthur	65	15,722	(12,214)	3,573	65	17,135	(12,954)	4,246
Poplar	166	3,626	(3,210)	582	166	3,637	(3,210)	593
Fond Du Lac	120	4,274	-	4,394	120	4,374	-	4,494
Black Lake	147	1,503	-	1,650	147	1,581	-	1,728
Grease River	133	3,444	(2,800)	777	133	3,494	(2,850)	777
Cree West	48	1,112	(1,137)	23	48	1,112	(1,137)	23
Key Lake	24	1,027	(1,047)	4	24	1,027	(1,047)	4
NW Manitoba	16	6,708	-	6,724	16	6,779	-	6,795
Helmer	107	5,030	-	5,137	107	5,032	-	5,139
Lake Athabasca	118	5,966	-	6,084	118	5,966	-	6,084
Alberta	11	2,329	-	2,340	11	2,329	-	2,340
Hodgson	109	1,230	-	1,339	109	1,479	-	1,588
Arnold	35	1,340	-	1,375	35	1,341	-	1,376
Collins Bay	-	1,288	-	1,288	-	1,308	-	1,308
McTavish	74	671	(108)	637	74	683	(108)	649
Carswell	173	435	-	608	173	727	-	900
Other	53	2,854	(1,919)	988	53	2,939	(1,919)	1,073
Rise and Shine, NZ	301	416	(407)	310	301	416	(407)	310
Reefton and Other NZ Projects	24	669	(481)	212	24	739	(481)	282
Other Projects, Various	73	357	(343)	87	80	375	(343)	112
Total	1,797	76,011	(23,666)	54,142	1,804	79,230	(24,456)	56,578

3.         FINANCIAL POSITION AND CAPITAL RESOURCES

3.1 Cash and Working Capital

Table 7: ($000’s) Cash and Working Capital	Apr-11	Jan-12
Cash and cash equivalents	9,642	5,869
Trade and other receivables	422	252
Available-for-sale securities	559	217
Trade and other payables	(2,461)	(1,519)
Working capital	8,162	4,819

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $1.4 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the condensed interim consolidated financial statements for further details.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 12 of 22

As at January 31, 2012, included within trade and other receivables is approximately $57,000 in HST refunds associated with exploration programs.  The decrease in available-for-sale securities is a result of marking the securities to market and recording the decrease in investment revaluation reserve. The decrease in accounts payable is consistent with the decrease in exploration activities compared with the fourth quarter 2011.

The adoption of IFRS has had no material impact on the net cash flows of the Company.

3.2	Other Assets and Liabilities

Table 8: ($000’s) Other Assets and Liabilities	Apr-11	Jan-12
Reclamation bonds	343	345
Property and equipment	616	536
Mineral property interests (Section 2.2)	1,797	1,804

During the nine months ended January 31, 2012, exploration and evaluation expenditures were made primarily on West McArthur, Cree East, Carswell, Hodgson and Fond Du Lac projects (Section 2).

3.3	Equity and Financings

Table 9: ($000’s) Shareholders’ Equity	Apr-11	Jan-12
Common shares	72,108	72,449
Contributed surplus reserve	10,170	10,488
Investment revaluation reserve	267	(75)
Deficit	(71,627)	(75,358)
Total shareholders’ equity	10,918	9,023

Table 10: (000’s) Equity Instruments	Apr-11	Jan-12
Common shares outstanding	18,114	20,253
Options outstanding
Number	1,790	2,910
Weighted average price	$1.03	$0.82
Warrants outstanding
Number	3,439	1,238
Weighted average price	$2.44	$1.90

Equity instruments

As of March 12, 2012, the Company had the following securities outstanding. Common shares - 20,253,136; Stock options – 2,910,250; and Warrants – 1,238,427.

On November 2011, 1,158,500 stock options were granted with an exercise price of $0.50.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 13 of 22

Table 11: Proceeds from Financings
Date	Type	Intended Use	Actual Use
May 2011	$0.5 million – 418,141 flow through units	Uranium exploration in Saskatchewan	As Intended
December 2010	$2.75 million – 1,721,708 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2010	$0.71 million – 446,167 flow-through units	Uranium exploration in Saskatchewan	As Intended

IFRS impact on flow-through share financings

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has reviewed current practices and adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred. In particular, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statements of loss and comprehensive loss.

Pursuant to the above policy the allocation of the proceeds from flow-through share issuance is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The effects of this transitional change are as follows:

(i)  Premium on flow-through shares:
a) decreased share capital and deficit at May 1, 2010 by $792,000, to recognize the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features
b) increased deferred premium (liability) and decreased share capital by $149,000 for the year ended April 30, 2011

(ii)  Renouncement of flow-through tax credits:
a) increased share capital and deficit by $7,569,000 at May 1, 2010
b) decreased share capital and deferred tax provision expense by $149,000 for the year ended April 30, 2011 to recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 14 of 22

4.          EXPENDITURES REVIEW

In the nine months ended January 31, 2012, the Company spent $3.1 million on exploration costs and recovered $0.8 million from our exploration partners for a net mineral property expenditure of $2.3 million.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q312, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects.  In Q311, exploration expenditures were higher as the Company ran winter exploration programs for the Cree East, West McArthur, Collins Bay Extension and Fond Du Lac projects.

Consulting, labour, and professional fees are lower than prior periods.  The decrease is primarily attributed to a decrease in salaries expense.  The usage of professionals and consultant were consistent with the same period last year.

Insurance, licenses and filing fees are consistent with prior periods. Insurance, license and filing fees have decreased slightly in the three month period ended, however, are consistent with the nine month periods ended.  During the nine month period ended January 31, 2012, the Company’s graduation from the TSX Venture Exchange to the TSX.

Investor relations expenses were lower in Q312 compared to Q311. The decrease is primarily attributed to a decrease in various sponsorship opportunities relative to Q311. Investor related expenses of the Company include the retention of the services of an established Canadian investor relations firm.

Share-based payments increased in Q312 compared to Q311. The increase was attributed to the grant of 1,158,500 stock options on November 8, 2011 to management, directors and employees.

Management fees were higher in Q312 compared to Q311. This was primarily due to the increase in our exploration activities relative to last year.  During same period last year, the Company spent $3.1 million on exploration, of which $2.2 million were related to our joint venture projects where management fees were generated. During Q312, the Company spent $1.0 million on exploration, of which the majority of the expenditures was related to our joint venture projects.

IFRS impact on share based payments

Under IFRS graded vesting awards are accounted for as though each instalment is a separate award. IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis. Straight line basis is permissible under Canadian GAAP. Under IFRS, the estimates of the number of equity-settled awards that vest are adjusted to the actual number that vests, unless forfeitures are due to market-based conditions. There is no choice to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of the forfeitures as they occur as elected by the Company under Canadian GAAP. The impact of transition to IFRS with respect to options granted after November 7, 2002 that vest after the date of transition is as follows: decreased share-based payments expense and contributed surplus by $16,000 for the three months ended January 31, 2011 and $94,000 for the nine months ended January 31, 2011.

5.         CASHFLOW AND LIQUIDITY REVIEW

As of January 31, 2012, the Company had $5.9 million in cash and cash equivalents and working capital of $4.8 million and as of April 30, 2011, the Company had $9.6 million in cash and cash equivalents and working capital of $8.2 million.

5.1           Operating Activities
The Company’s operating activities resulted in net cash outflows of $4.2 million and an inflow of $0.1 million for the nine months ended January 31, 2012 and 2011 respectively.  The majority of the net cash outflow in the nine months ended January 31, 2012 are attributed to the exploration activities of the period which accounts for approximately $3.7 million.

5.2           Financing Activities
Financing activities resulted in net cash inflows of $0.5 million and $3.7 million for the nine months ended January 31, 2012 and 2011 respectively. During the nine month period ended January 31, 2012, the Company raised $0.5 million from a flow-through financing completed in May 2011. During the nine month period ended January 31, 2011, the Company raised $3.3 million from an ordinary and a flow-through financing in December 2010.  The remaining funds of $0.4 million were from our Korean joint venture partners.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 15 of 22

5.3           Investing Activities
Investing activities resulted in net cash outflows of $9,000 for the nine months ended January 31, 2012.  During the nine months ended January 31, 2012, the Company purchased additional property and equipment of approximately $30,000 and also receive proceeds on the sale of equipment of approximately $16,000.

5.4           IFRS Impact
As described in Section 2.2.1, IFRS impact on accounting for Cree East Project, the deconsolidation of CKULP resulted in a decrease in cash and cash equivalents as follows:

 (i)   At January 31, 2011:
a)     cash decreased by $2,378,000
 (ii)  At April 30, 2011:
a)     cash decreased by $1,774,000

6.	OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2011, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

6.1         Related Party Transactions
Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

The remuneration of directors and key management of the Company for the three and nine months ended January 31, 2012 and 2011 were as follows.

Table 12: ($000’s) Compensations to Related Parties	Three months ended January 31		Nine months ended January 31
($000’s)	2012	2011	2012	2011
Aggregate compensation	161	208	525	539
Share based compensations	214	169	242	471

The directors and key management were awarded the following share options under the employee share option plan during the nine months ended January 31, 2012:

Table 13: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
July 25, 2011	100,000	$1.00	July 24, 2014
November 8, 2011	888,750	$0.50	November 7, 2014

6.2           Financing
Management believes that the funds on hand at January 31, 2012 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Due to increasingly difficult market conditions facing junior uranium exploration companies management is currently in the process of evaluating its priorities and taking steps to streamline non discretionary expenditures. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 16 of 22

6.3           Critical Accounting Estimates

6.3.1        Share-Based Payment Plan
The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

6.4           Disclosure Controls and Internal Control over Financial Reporting
No changes were made to the Company’s internal control over financial reporting during period beginning on May 1, 2011 and ended on January 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

6.5           Forward Looking Statements
Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6           Recently Adopted Standards and Future Accounting Changes
There were no changes in significant accounting policies of the Company for the fiscal year ended April 30, 2011, except as noted below and noted in the Company’s audited financial statements.

IFRS Transition
Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the Company’s effective transition date is May 1, 2010.  The three months ended July 31, 2011 is the Company’s first reporting period under IFRS.

The Company’s IFRS conversion team identified three phases to our conversion: (i) Initial diagnostic phase; (ii) Impact analysis, evaluation and solution development phase; and (iii) Implementation and review phase.  Post-implementation will continue in future periods, as outlined below.

The following outlines the Company’s transition project, IFRS transitional impacts and the on-going impact of IFRS on the financial results. Note 14 to the condensed interim consolidated financial statements provides more detail on the key Canadian GAAP to IFRS difference, the accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the financial statements on transition to IFRS or may have an impact in future periods.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 17 of 22

6.6.1           Transitional Financial Impact

The tables below outline:
a)           Adjustments to the Company’s equity on adoption of IFRS on January 31, 2011 and April 30, 2011 for comparative purposes.
b)           Adjustments to statement of loss for the three and nine months ended January 31, 2011.

The following tables should be read in conjunction with the more detailed note 14 in the condensed interim consolidated financial statements as referenced in the tables. Selected sections of note 14 in the condensed interim consolidated financial statements have also been reproduced under applicable discussions throughout this MD&A.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 18 of 22

The Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

	April 30, 2011			January 31, 2011			May 1, 2010
Assets
Current assets
Cash and cash equivalents	11,416	(1,774)	9,642	14,009	(2,378)	11,631	8,722	(836)	7,886
Trade and other receivables	422	-	422	260	-	260	1,148	-	1,148
Available-for-sale securities	559	-	559	573	-	573	261	-	261
Total current assets	12,397	(1,774)	10,623	14,842	(2,378)	12,464	10,131	(836)	9,295
Non-current assets
Reclamation bonds	343	-	343	350	-	350	391	-	391
Property and equipment	616	-	616	659	-	659	743	-	743
Mineral property interests	54,142	(52,345)	1,797	50,969	(49,177)	1,792	46,245	(44,542)	1,703
Total assets	67,498	(54,119)	13,379	66,820	(51,555)	15,265	57,510	(45,378)	12,132
Liabilities
Current liabilities
Trade and other payables	2,461	-	2,461	1,702	-	1,702	1,626	-	1,626

Non- current liabilities
Deferred income tax liability	3,596	(3,596)	-	3,131	(3,131)	-	3,399	(3,399)	-
	6,057	(3,596)	2,461	4,833	(3,131)	1,702	5,025	(3,399)	1,626

Equity
Common shares	65,182	6,926	72,108	65,232	6,777	72,009	60,878	6,777	67,655
Contributed surplus reserve	9,798	372	10,170	9,858	374	10,232	9,665	469	10,134
Investment revaluation reserve	267	-	267	204	-	204	10	-	10
Deficit	(32,806)	(38,821)	(71,627)	(32,307)	(36,575)	(68,882)	(30,668)	(36,625)	(67,293)
	42,441	(31,523)	10,918	42,987	(29,424)	13,563	39,885	(29,379)	10,506
Non-controlling interest	19,000	(19,000)	-	19,000	(19,000)	-	12,600	(12,600)	-
	61,441	(50,523)	10,918	61,987	(48,424)	13,563	52,485	(41,979)	10,506
	67,498	(54,119)	13,379	66,820	(51,555)	15,265	57,510	(45,378)	12,132

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 19 of 22

Reconciliation of consolidated statement of comprehensive loss.

	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
	For the three months ended			For the nine months ended			For the year ended
	January 31, 2011			January 31, 2011			April 30, 2011
EXPLORATION COSTS
Mineral property expenditures	129	660	789	206	4,635	4,841	223	7,803	8,026
Equipment rental income	(78)	-	(78)	(213)	-	(213)	(303)	-	(303)
Net option payments	-	-	-	(6)	-	(6)	(6)	-	(6)
	51	660	711	(13)	4,635	4,622)	(86)	7,803	7,717
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	457	-	457	998	-	998	1,299	-	1,299
Depreciation and amortization	45	-	45	133	-	133	178	-	178
Gain on disposal of properties and equipment	-	-	-	-	-	-	(11)	-	(11)
Foreign exchange (gain) loss	1	-	1	(3)	-	(3)	4	-	4
Insurance, licenses and filing fees	20	-	20	87	-	87	130	-	130
Interest income	(26)	-	(26)	(79)	-	(79)	(90)	-	(90)
Other corporate costs	53	-	53	120	-	120	159	-	159
Investor relations and presentations	46	-	46	115	-	115	163	-	163
Rent	31	-	31	105	-	105	118	-	118
Share-based payments	178	(16)	162	712	(94)	618	719	(96)	623
Travel and accommodation	34	-	34	64	-	64	94	-	94
Impairment loss on disposal of Available-for-sale securities	-	-	-	-	-	-	(28)	-	(28)
Management fees	(42)	-	(42)	(332)	-	(332)	(560)	-	(560)
	797	(16)	781	1,920	(94)	1,826	2,175	(96)	2,079

Loss before income taxes	(848)	(644)	(1,492)	(1,907)	(4,541)	(6,448)	(2,089)	(7,707)	(9,796)
Deferred income tax recovery (expense)	150	(150)	-	268	(268)	-	(49)	49	-
Loss for the period	(698)	(794)	(1,492)	(1,639)	(4,809)	(6,448)	(2,138)	(7,658)	(9,796)

Other comprehensive loss
Unrealized loss (gain) on available-for-sale securities	(156)	-	(156)	(194)	-	(194)	(257)	-	(257)
Comprehensive Loss for the period	(542)	(794)	(1,336)	(1,445)	(4,809)	(6,254)	(1,881)	(7,658)	(9,539)

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 20 of 22

The Company has assessed the impact of the IFRS transition project on our key ratios.  The transition did not significantly impact the Company’s key ratios.

6.6.2           Information Technology and Systems
The IFRS transition project did not have a significant impact on our information systems for the convergence periods.  The Company does not expect significant changes in the post-convergence periods.

6.6.3           Post-Implementation
The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods.  The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that have been selected.  In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases, employee benefits, revenue recognition and stripping costs in the production phase of a surface mine.  The International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact the Company’s financial statements.  The Company has processes in place to ensure that potential changes are monitored and evaluated.  The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

6.7               Risk Factors
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

6.7.1           Commodity Prices
The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.7.2           Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.7.3           Foreign Political Risk
The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

6.7.4           Government Laws, Regulation and Permitting
Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

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aska.com

CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 21 of 22

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.7.5           Title to Properties
Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.7.6           Estimates of Mineral Resources
The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.7.7           Cash Flows and Additional Funding Requirements
The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

6.7.8           Key Management
The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

6.7.9           Volatility of Share Price
Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.7.10           Foreign Currency Exchange
A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

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CanAlaska Uranium Ltd. – MD&A January 31, 2012	Page 22 of 22

6.7.11           Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

7.         QUARTERLY FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 14: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q410	Q111	Q211	Q311	Q411	Q112	Q212	Q312
Revenue	-	-	-	-	-	-	-	-
Net loss before taxes	(659)	(1,928)	(3,028)	(3,126)	(1,715)	(1,580)	(765)	(1,386)
Net loss after taxes	(641)	(1,928)	(3,028)	(3,126)	(1,715)	(1,580)	(765)	(1,386)
Loss per share	(0.03)	(0.11)	(0.18)	(0.17)	(0.08)	(0.08)	(0.04)	(0.07)

	As at
Table 15: ($000’s) Financial Position summary	Apr 30, 2010	Jul 31, 2010	Oct 31, 2010	Jan 31, 2011	Apr 30, 2011	Jul 31, 2011	Oct 31, 2011	Jan 31, 2012
Total Assets	57,510	11,192	8,628	15,265	13,379	10,723	9,458	9,023
Total Liabilities	5,025	1,080	358	1,702	2,461	997	745	1,519
Total Shareholders’ Equity	39,885	10,112	8,270	13, 563	10,918	9,726	8,713	7,504
Non-Controlling Interest	12,600	-	-	-	-	-	-	-

The quarterly data relating to fiscal 2010 has not been adjusted for IFRS.

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